November 25, 2025

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness Franklin Solana Trust (the “Registrant”) Registration Statement on Form S-1 File No. 333-285121

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date of the Registrant’s Registration Statement on Form S-1, as amended, be accelerated so that it will become effective at 5:00 p.m., Eastern time on November 25, 2025, or as soon as practicable thereafter. The Registrant hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Please direct questions or comments relating to this filing to J. Stephen Feinour, Jr. at (215) 564-8521 or, to Miranda L. Sturgis, Esq. at (215) 564-8131.

Sincerely, FRANKLIN SOLANA TRUST By: Franklin Holdings, LLC, as its Sponsor By: /s/ David Mann Name: David Mann Title: President and Chief Executive Officer

CC:  Julie Sterner Patel, Franklin Templeton
        Navid J. Tofigh, Franklin Templeton
        Jeremy Clemens, Franklin Templeton
        J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
        Miranda Sturgis, Stradley Ronon Stevens & Young, LLP